No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2020

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On February  7, 2020, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month ended December 31, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: February 10, 2020

February 7, 2020

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL THIRD QUARTER AND

THE FISCAL NINE-MONTH PERIOD ENDED DECEMBER 31, 2019

Tokyo, February 7, 2020 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal third quarter and the fiscal nine-month period ended December 31, 2019.

Third Quarter Results

Honda’s consolidated sales revenue for the three months ended December 31, 2019 decreased by 5.7%, to JPY 3,747.5 billion from the same period last year, due mainly to decreased sales revenue in Automobile business operations as well as negative foreign currency translation effects, which was partially offset by increased sales revenue in Financial services business operations. Operating profit decreased by 2.1%, to JPY 166.6 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as negative foreign currency effects, which was partially offset by decreased selling, general and administrative expenses as well as continuing cost reduction. Profit before income taxes decreased by 8.9%, to JPY 206.7 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 30.8%, to JPY 116.4 billion from the same period last year.

Earnings per share attributable to owners of the parent for the quarter amounted to JPY 66.37, a decrease of JPY 29.24 from the corresponding period last year. One Honda American Depository Share represents one common share.

Nine Months Results

Consolidated sales revenue for the nine months ended December 31, 2019 decreased by 3.1%, to JPY 11,472.9 billion from the same period last year, due mainly to decreased sales revenue in Automobile business operations as well as negative foreign currency translation effects, which was partially offset by increased sales revenue in Financial services business operations. Operating profit decreased by 6.5%, to JPY 639.2 billion from the same period last year, due mainly to a decrease in profit attributable to decreased sales revenue and model mix as well as negative foreign currency effects, which was partially offset by continuing cost reduction as well as decreased selling, general and administrative expenses. Profit before income taxes decreased by 9.5%, to JPY 786.1 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 22.1%, to JPY 485.2 billion from the same period last year.

Earnings per share attributable to owners of the parent for the period amounted to JPY 276.13, a decrease of JPY 76.97 from the corresponding period last year.

Consolidated Statements of Financial Position for the Fiscal Nine Months Ended December 31, 2019

Total assets increased by JPY 69.5 billion, to JPY 20,488.7 billion from March 31, 2019 mainly due to an increase in equipment on operating leases as well as property, plant and equipment which includes right-of-use assets through the adoption of IFRS 16, despite decreased foreign currency translation effects. Total liabilities decreased by JPY 108.8 billion, to JPY 11,744.4 billion from March 31, 2019 mainly due to decreased trade payables and foreign currency translation effects, despite an increase in other financial liabilities which includes lease liabilities through the adoption of IFRS 16. Total equity increased by JPY 178.4 billion, to JPY 8,744.2 billion from March 31, 2019 due mainly to an increase in retained earnings attributable to profit for the period, despite decreased foreign currency translation effects.

Consolidated Statements of Cash Flows for the Fiscal Nine Months Ended December 31, 2019

Consolidated cash and cash equivalents on December 31, 2019 decreased by JPY 52.2 billion from March 31, 2019, to JPY 2,441.8 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to JPY 605.3 billion of cash inflows. Cash inflows from operating activities increased by JPY 106.7 billion from the same period last year, due mainly to a decrease in receivables from financial services, despite increased payments for purchase of equipment on operating leases.

Net cash used in investing activities amounted to JPY 435.9 billion of cash outflows. Cash outflows from investing activities decreased by JPY 60.1 billion from the same period last year, due mainly to decreased payments for additions to property, plant and equipment.

Net cash used in financing activities amounted to JPY 200.1 billion of cash outflows. Cash outflows from financing activities increased by JPY 145.9 billion from the same period last year, due mainly to increased repayments of financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2020

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2020, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2020

	Yen (billions)	Changes from FY 2019
Sales revenue	15,150.0	-4.6%
Operating profit	730.0	+0.5%
Profit before income taxes	940.0	-4.0%
Profit for the year	655.0	-3.1%
Profit for the year attributable to owners of the parent	595.0	-2.5%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	339.64

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 108 for the full year ending March 31, 2020.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2020 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	- 140.0
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 134.0
SG&A expenses	+ 118.0
R&D expenses	- 16.0
Currency effect	- 123.0
The impact related to changes of the global automobile production network and capability*	+ 30.6

Operating profit compared with fiscal year ended March 31, 2019	+ 3.6

Share of profit of investments accounted for using the equity method	- 18.8
Finance income and finance costs	- 24.1

Profit before income taxes compared with fiscal year ended March 31, 2019	- 39.3

*	The impact related to changes of the global automobile production network and capability in FY2019 was JPY 68.0 billion and the forecast for the FY2020 is JPY 37.4 billion

The impact related to the spread of novel coronavirus infections is not reflected to the forecasts for the FY2020.

Dividend per Share of Common Stock

Fiscal third quarter dividend is JPY 28 per share of common stock. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2020, is JPY 112 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[1] Condensed Consolidated Statements of Financial Position

March 31, 2019 and December 31, 2019

	Yen (millions)
	Mar. 31, 2019	Dec. 31, 2019
Assets
Current assets:
Cash and cash equivalents	2,494,121	2,441,824
Trade receivables	793,245	635,473
Receivables from financial services	1,951,633	1,887,688
Other financial assets	163,274	253,814
Inventories	1,586,787	1,566,420
Other current assets	358,234	365,040

Total current assets	7,347,294	7,150,259

Non-current assets:
Investments accounted for using the equity method	713,039	649,568
Receivables from financial services	3,453,617	3,438,065
Other financial assets	417,149	446,910
Equipment on operating leases	4,448,849	4,645,895
Property, plant and equipment	2,981,840	3,081,531
Intangible assets	744,368	751,187
Deferred tax assets	150,318	133,991
Other non-current assets	162,648	191,300

Total non-current assets	13,071,828	13,338,447

Total assets	20,419,122	20,488,706

Liabilities and Equity
Current liabilities:
Trade payables	1,184,882	899,047
Financing liabilities	3,188,782	3,159,707
Accrued expenses	476,300	429,267
Other financial liabilities	132,910	155,086
Income taxes payable	49,726	52,046
Provisions	348,763	267,034
Other current liabilities	599,761	550,599

Total current liabilities	5,981,124	5,512,786

Non-current liabilities:
Financing liabilities	4,142,338	4,177,419
Other financial liabilities	63,689	304,096
Retirement benefit liabilities	398,803	420,436
Provisions	220,745	233,406
Deferred tax liabilities	727,411	764,279
Other non-current liabilities	319,222	332,028

Total non-current liabilities	5,872,208	6,231,664

Total liabilities	11,853,332	11,744,450

Equity:
Common stock	86,067	86,067
Capital surplus	171,460	171,790
Treasury stock	(177,827)	(217,223)
Retained earnings	7,973,637	8,312,797
Other components of equity	214,383	107,802

Equity attributable to owners of the parent	8,267,720	8,461,233
Non-controlling interests	298,070	283,023

Total equity	8,565,790	8,744,256

Total liabilities and equity	20,419,122	20,488,706

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the nine months ended December 31, 2018 and 2019

	Yen (millions)
	Nine months ended Dec. 31, 2018	Nine months ended Dec. 31, 2019
Sales revenue	11,839,500	11,472,949
Operating costs and expenses:
Cost of sales	(9,325,508)	(9,090,126)
Selling, general and administrative	(1,254,501)	(1,163,591)
Research and development	(575,486)	(579,978)

Total operating costs and expenses	(11,155,495)	(10,833,695)

Operating profit	684,005	639,254

Share of profit of investments accounted for using the equity method	169,631	149,731
Finance income and finance costs:
Interest income	36,172	38,565
Interest expense	(10,065)	(15,125)
Other, net	(11,492)	(26,257)

Total finance income and finance costs	14,615	(2,817)

Profit before income taxes	868,251	786,168
Income tax expense	(187,436)	(254,713)

Profit for the period	680,815	531,455

Profit for the period attributable to:
Owners of the parent	623,339	485,288
Non-controlling interests	57,476	46,167

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	353.10	276.13

Condensed Consolidated Statements of Comprehensive Income

For the nine months ended December 31, 2018 and 2019

	Yen (millions)
	Nine months ended Dec. 31, 2018	Nine months ended Dec. 31, 2019
Profit for the period	680,815	531,455
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(25,697)	3,337
Share of other comprehensive income of investments accounted for using the equity method	(3,023)	704
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	120	99
Exchange differences on translating foreign operations	29,817	(90,608)
Share of other comprehensive income of investments accounted for using the equity method	(23,918)	(23,331)

Total other comprehensive income, net of tax	(22,701)	(109,799)

Comprehensive income for the period	658,114	421,656

Comprehensive income for the period attributable to:
Owners of the parent	606,702	378,667
Non-controlling interests	51,412	42,989

Condensed Consolidated Statements of Income

For the three months ended December 31, 2018 and 2019

	Yen (millions)
	Three months ended Dec. 31, 2018	Three months ended Dec. 31, 2019
Sales revenue	3,973,655	3,747,593
Operating costs and expenses:
Cost of sales	(3,158,104)	(2,966,552)
Selling, general and administrative	(444,556)	(379,648)
Research and development	(200,848)	(234,744)

Total operating costs and expenses	(3,803,508)	(3,580,944)

Operating profit	170,147	166,649

Share of profit of investments accounted for using the equity method	51,403	41,552
Finance income and finance costs:
Interest income	12,848	12,305
Interest expense	(4,108)	(7,530)
Other, net	(3,363)	(6,243)

Total finance income and finance costs	5,377	(1,468)

Profit before income taxes	226,927	206,733
Income tax expense	(42,059)	(75,043)

Profit for the period	184,868	131,690

Profit for the period attributable to:
Owners of the parent	168,238	116,432
Non-controlling interests	16,630	15,258

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	95.61	66.37

Condensed Consolidated Statements of Comprehensive Income

For the three months ended December 31, 2018 and 2019

	Yen (millions)
	Three months ended Dec. 31, 2018	Three months ended Dec. 31, 2019
Profit for the period	184,868	131,690
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(26,131)	8,030
Share of other comprehensive income of investments accounted for using the equity method	(2,278)	1,308
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	161	(65)
Exchange differences on translating foreign operations	(169,559)	77,102
Share of other comprehensive income of investments accounted for using the equity method	(6,168)	8,240

Total other comprehensive income, net of tax	(203,975)	94,615

Comprehensive income for the period	(19,107)	226,305

Comprehensive income for the period attributable to:
Owners of the parent	(28,313)	205,575
Non-controlling interests	9,206	20,730

[3] Condensed Consolidated Statements of Changes in Equity

For the nine months ended December 31, 2018

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2018	86,067	171,118	(113,271)	7,611,332	178,292	7,933,538	300,557	8,234,095
Effect of changes in accounting policy				(46,833)	(208)	(47,041)	6	(47,035)
Effect of hyperinflation				(9,454)	14,896	5,442		5,442

Adjusted balance as of April 1, 2018	86,067	171,118	(113,271)	7,555,045	192,980	7,891,939	300,563	8,192,502

Comprehensive income for the period
Profit for the period				623,339		623,339	57,476	680,815
Other comprehensive income, net of tax					(16,637)	(16,637)	(6,064)	(22,701)

Total comprehensive income for the period				623,339	(16,637)	606,702	51,412	658,114
Reclassification to retained earnings				(1,906)	1,906	—		—
Transactions with owners and other
Dividends paid				(144,983)		(144,983)	(65,039)	(210,022)
Purchases of treasury stock			(64,556)			(64,556)		(64,556)
Disposal of treasury stock			1			1		1
Share-based payment transactions		225				225		225

Total transactions with owners and other		225	(64,555)	(144,983)		(209,313)	(65,039)	(274,352)

Other changes				(2,788)		(2,788)	(2,713)	(5,501)

Balance as of December 31, 2018	86,067	171,343	(177,826)	8,028,707	178,249	8,286,540	284,223	8,570,763

For the nine months ended December 31, 2019

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2019	86,067	171,460	(177,827)	7,973,637	214,383	8,267,720	298,070	8,565,790

Comprehensive income for the period
Profit for the period				485,288		485,288	46,167	531,455
Other comprehensive income, net of tax					(106,621)	(106,621)	(3,178)	(109,799)

Total comprehensive income for the period				485,288	(106,621)	378,667	42,989	421,656
Reclassification to retained earnings				(40)	40	—		—
Transactions with owners and other
Dividends paid				(147,863)		(147,863)	(54,987)	(202,850)
Purchases of treasury stock			(39,475)			(39,475)		(39,475)
Disposal of treasury stock			79			79		79
Share-based payment transactions		330				330		330
Equity transactions and others							(3,049)	(3,049)

Total transactions with owners and other		330	(39,396)	(147,863)		(186,929)	(58,036)	(244,965)

Other changes				1,775		1,775		1,775

Balance as of December 31, 2019	86,067	171,790	(217,223)	8,312,797	107,802	8,461,233	283,023	8,744,256

[4] Consolidated Statements of Cash Flows

For the nine months ended December 31, 2018 and 2019

	Yen (millions)
	Nine months ended Dec. 31, 2018	Nine months ended Dec. 31, 2019
Cash flows from operating activities:
Profit before income taxes	868,251	786,168
Depreciation, amortization and impairment losses excluding equipment on operating leases	518,386	529,727
Share of profit of investments accounted for using the equity method	(169,631)	(149,731)
Finance income and finance costs, net	(68,087)	(36,878)
Interest income and interest costs from financial services, net	(92,655)	(98,250)
Changes in assets and liabilities
Trade receivables	105,991	144,006
Inventories	(105,008)	(14,088)
Trade payables	(85,229)	(208,556)
Accrued expenses	(34,658)	(56,143)
Provisions and retirement benefit liabilities	(22,445)	(34,155)
Receivables from financial services	(165,210)	30,472
Equipment on operating leases	(141,291)	(248,773)
Other assets and liabilities	(101,717)	(104,211)
Other, net	108	3,782
Dividends received	98,624	104,657
Interest received	201,325	218,353
Interest paid	(105,418)	(113,631)
Income taxes paid, net of refunds	(202,677)	(147,350)

Net cash provided by operating activities	498,659	605,399
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(316,581)	(250,995)
Payments for additions to and internally developed intangible assets	(136,115)	(159,851)
Proceeds from sales of property, plant and equipment and intangible assets	16,381	10,307
Payments for acquisitions of subsidiaries, net of cash and cash equivalents acquired	—	(3,047)
Payments for acquisitions of investments accounted for using the equity method	(2,401)	(4,802)
Payments for acquisitions of other financial assets	(449,654)	(240,295)
Proceeds from sales and redemptions of other financial assets	389,553	214,102
Other, net	2,649	(1,404)

Net cash used in investing activities	(496,168)	(435,985)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	6,085,890	6,226,745
Repayments of short-term financing liabilities	(5,865,684)	(6,348,745)
Proceeds from long-term financing liabilities	1,290,354	1,398,797
Repayments of long-term financing liabilities	(1,256,400)	(1,182,699)
Dividends paid to owners of the parent	(144,983)	(147,863)
Dividends paid to non-controlling interests	(61,786)	(47,043)
Purchases and sales of treasury stock, net	(64,555)	(39,396)
Repayments of lease liabilities	(37,061)	(55,689)
Other, net	—	(4,237)

Net cash used in financing activities	(54,225)	(200,130)
Effect of exchange rate changes on cash and cash equivalents	(10,681)	(21,581)

Net change in cash and cash equivalents	(62,415)	(52,297)
Cash and cash equivalents at beginning of year	2,256,488	2,494,121

Cash and cash equivalents at end of period	2,194,073	2,441,824

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Changes in accounting policies

IFRS 16 “Leases”

Honda has adopted IFRS 16 “Leases” with a date of initial application of April 1, 2019. Honda used the modified retrospective approach, under which the cumulative effect of initial application was recognized as an adjustment to the opening balance of equity at the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under the previous accounting policy.

Previously, Honda determined at contract inception whether an arrangement was or contained a lease under IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”. Honda assesses whether a contract is or contains a lease under IFRS 16 on or after April 1, 2019. Honda applied the practical expedient to grandfather the assessment of which a contract was or contained a lease when applying IFRS 16. Therefore, Honda applied IFRS 16 to all contracts entered into prior to April 1, 2019 and identified as leases under IAS 17 and IFRIC 4.

IFRS 16 introduced a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. In addition, expenses related to leases change from straight-line operating lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities. At transition, Honda recognized the lease liabilities for leases previously classified as an operating lease under IAS 17, and measured these liabilities at the present value of the remaining lease payments, discounted using Honda’s incremental borrowing rate as of April 1, 2019. The weighted average rate applied was 1.19%. The right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. In addition, Honda applied the following practical expedients when applying IFRS 16.

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics;

•

Adjusted the right-of-use assets by the amount of any provision for onerous leases under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” recognized immediately before the date of initial application as an alternative to performing an impairment review; and

•	Excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application.

In the condensed consolidated statements of financial position, lease liabilities are included in other financial liabilities and right-of-use assets are included in property, plant and equipment.

Honda recognized additional lease liabilities of JPY 272,232 million and total assets, mainly right-of-use assets were recognized approximately in the same amounts in the condensed consolidated statements of financial position as of April 1, 2019.

The difference between the future minimum lease payments under non-cancelable operating leases as of March 31, 2019 disclosed in the consolidated financial statements immediately before the date of initial application, and the lease liabilities recognized as of April 1, 2019, is as follows:

Yen(millions)
Future minimum lease payments under non-cancelable operating leases as of March 31, 2019	115,634
Discounted using the incremental borrowing rate as of April 1, 2019	108,147

Add: Finance lease obligations	62,308
Add: Cancelable operating leases	11,612
Add: Extension options reasonably certain to be exercised	152,473

Lease liabilities recognized as of April 1, 2019	334,540

[B] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (S×S) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses*	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Explanatory note:

*

Power product business has been renamed Life creation business from April 1, 2019. Honda expands the concept of our Power product business and continues pursuing it under a new concept of “Life Creation Business”. This renaming of the business represents our intention to evolve our business as a function to create new value for “mobility” and “daily lives”, which includes our existing Power product business as well as new businesses for the future, including energy business.

Segment information based on products and services

As of and for the nine months ended December 31, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,610,740	8,228,119	1,746,285	254,356	11,839,500	—	11,839,500
Intersegment	—	146,792	11,202	19,840	177,834	(177,834)	—

Total	1,610,740	8,374,911	1,757,487	274,196	12,017,334	(177,834)	11,839,500

Segment profit (loss)	246,711	262,734	176,746	(2,186)	684,005	—	684,005

Segment assets	1,437,358	7,749,612	9,944,099	327,153	19,458,222	392,979	19,851,201
Depreciation and amortization	49,304	455,477	583,184	10,871	1,098,836	—	1,098,836
Capital expenditures	46,708	363,963	1,468,846	9,540	1,889,057	—	1,889,057
As of and for the nine months ended December 31, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,585,770	7,691,119	1,961,952	234,108	11,472,949	—	11,472,949
Intersegment	—	164,786	10,626	19,317	194,729	(194,729)	—

Total	1,585,770	7,855,905	1,972,578	253,425	11,667,678	(194,729)	11,472,949

Segment profit (loss)	222,182	229,000	196,761	(8,689)	639,254	—	639,254

Segment assets	1,519,250	7,837,663	10,373,083	362,483	20,092,479	396,227	20,488,706
Depreciation and amortization	50,147	417,950	615,663	10,777	1,094,537	—	1,094,537
Capital expenditures	52,849	328,282	1,730,700	10,574	2,122,405	—	2,122,405

For the three months ended December 31, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	516,514	2,806,148	560,305	90,688	3,973,655	—	3,973,655
Intersegment	—	53,408	3,716	8,704	65,828	(65,828)	—

Total	516,514	2,859,556	564,021	99,392	4,039,483	(65,828)	3,973,655

Segment profit (loss)	69,537	41,228	60,374	(992)	170,147	—	170,147

For the three months ended December 31, 2019

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	530,227	2,523,149	616,318	77,899	3,747,593	—	3,747,593
Intersegment	—	51,736	3,470	8,471	63,677	(63,677)	—

Total	530,227	2,574,885	619,788	86,370	3,811,270	(63,677)	3,747,593

Segment profit (loss)	74,527	33,707	64,599	(6,184)	166,649	—	166,649

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2018 and 2019 amounted to JPY 654,744 million and JPY 650,927 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the nine months ended December 31, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,750,679	6,319,470	462,264	2,738,003	569,084	11,839,500	—	11,839,500
Inter-geographic areas	1,891,295	375,358	204,574	537,150	5,418	3,013,795	(3,013,795)	—

Total	3,641,974	6,694,828	666,838	3,275,153	574,502	14,853,295	(3,013,795)	11,839,500

Operating profit (loss)	85,496	213,839	8,582	343,271	32,745	683,933	72	684,005

Assets	4,510,933	11,104,584	664,122	2,891,842	610,717	19,782,198	69,003	19,851,201
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	2,617,310	4,694,949	90,489	665,401	145,342	8,213,491	—	8,213,491
As of and for the nine months ended December 31, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	1,714,572	6,259,055	426,596	2,532,782	539,944	11,472,949	—	11,472,949
Inter-geographic areas	1,623,743	285,634	156,462	500,784	5,239	2,571,862	(2,571,862)	—

Total	3,338,315	6,544,689	583,058	3,033,566	545,183	14,044,811	(2,571,862)	11,472,949

Operating profit (loss)	38,066	280,736	11,004	274,911	35,555	640,272	(1,018)	639,254

Assets	4,812,390	11,366,463	652,222	2,966,416	625,857	20,423,348	65,358	20,488,706
Non-current assets other than financial instruments, deferred tax assets and net defined benefit assets	2,936,823	4,816,100	59,005	687,869	133,830	8,633,627	—	8,633,627

For the three months ended December 31, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	620,730	2,126,699	143,432	889,906	192,888	3,973,655	—	3,973,655
Inter-geographic areas	675,383	123,560	75,375	175,886	1,816	1,052,020	(1,052,020)	—

Total	1,296,113	2,250,259	218,807	1,065,792	194,704	5,025,675	(1,052,020)	3,973,655

Operating profit (loss)	43,382	49,996	1,311	93,162	2,120	189,971	(19,824)	170,147

For the three months ended December 31, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	502,173	2,074,816	135,220	855,119	180,265	3,747,593	—	3,747,593
Inter-geographic areas	542,748	88,038	55,104	161,475	1,589	848,954	(848,954)	—

Total	1,044,921	2,162,854	190,324	1,016,594	181,854	4,596,547	(848,954)	3,747,593

Operating profit (loss)	(43,134)	101,755	1,201	88,633	27,130	175,585	(8,936)	166,649

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Reconciling items include elimination of inter-geographic transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of December 31, 2018 and 2019 amounted to JPY 654,744 million and JPY 650,927 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[C] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

For the related civil lawsuits mainly in the Unites States, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.